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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K
/x/Form 10-Q and Form 10-QSB / /Form N-SAR

                 For Period Ended: June 30, 2001
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                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                               N/A
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                  The Financial Commerce Network, Inc.
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Former Name if Applicable:                N/A
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Address of Principal Executive Office
   (Street and Number)                    40 Wall Street, 31st Floor
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City, State and Zip Code:                 New York, New York  10005
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following



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            the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-QSB could not be filed within the prescribed time period.

Data necessary for the completion of the review of the financial statements was not available on a timely basis from outside sources.

The Company intends to file the Form 10-QSB for the three months ended June 30, 2001 within the next five days.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  David Hill                 (212)            635-9587
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                          /x/ Yes  / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                           / / Yes  /x/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not have the necessary financial information to determine whether a significant change in results of operations should be anticipated.

                      The Financial Commerce Network, Inc.
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                 (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: August 15, 2001             By: /s/ Richard H. Bach
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                                         Richard H. Bach
                                         Chairman of the Board and
                                           Chief Executive Officer